COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 www.bakerdonelson.com tara r. ertischek, associate
Direct Dial: 615.726.5672
Direct Fax: 615.744.5672
E-Mail Address: tertischek@bakerdonelson.com
April 20, 2007
VIA E-MAIL AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn.: Christian Windsor

Re:	Greene County Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-141409
Ladies and Gentlemen:
     On behalf of the above-referenced registrant, I hereby request that the Registration Statement on Form S-4 (File No. 333-141409), as amended, of Greene County Bancshares, Inc. (the “Company”) be declared effective by the Commission at or prior to 5:00 p.m. (Eastern Time) on April 20, 2007 or as soon thereafter as practicable. The letter dated April 17, 2007 requesting acceleration is hereby withdrawn, and this letter shall supersede.
     On behalf of the Company, we acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
BAKER DONELSON BEARMAN CALDWELL & BERKOWITZ, PC
Tara R. Ertischek